The Target Portfolio Trust

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

September 25, 2014

VIA EDGAR SUBMISSION

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Target Portfolio Trust:

Post-Effective Amendment No. 46 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 46 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 33-50476

Investment Company Act No. 811-07064

Dear Mr. Cowan:

We filed through EDGAR on July 15, 2014 on behalf of The Target Portfolio Trust (the “Registrant”) Post-Effective Amendment No. 46 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 46 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to Target Small Capitalization Value Portfolio, a series of the Registrant. The new class of shares will be known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on August 22, 2014, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the registration statement.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate responses in such writing. The disclosure in the Registrant’s registration statement has been revised to reflect revisions made in response to comments as applicable.

PROSPECTUS

2.	Comment: Under Target Large Cap Growth Portfolio’s Principal Investment Strategies, please explain and provide sufficient disclosure explaining the Portfolio’s methodology for selecting stocks (fundamental research, top/down, etc.).

Response: After reviewing and considering the Staff’s comment, the Registrant will consider making any changes deemed necessary.

3.	Comment: Under Target Large Cap Growth Portfolio’s Principal Investment Strategies, the Portfolio notes that it may invest in other equity securities. Please confirm if no other corresponding principal risk should be included in the section.

Response: After reviewing and considering the Staff’s comment, the Registrant respectfully submits no additional disclosure is needed.

4.	Comment: Under Target Small Capitalization Growth Portfolio’s Principal Investment Strategies, the Portfolio states that “[b]ecause the Portfolio invests in small capitalization companies, the risks associated with an investment in the Portfolio are greater than those associated with an investment in a fund that invests primarily in large companies...” Please consider if the section should be moved to the Portfolio’s risk disclosure.

Response: After reviewing and considering the Staff’s comment, the Registrant respectfully submits that the disclosure is noted in the appropriate location.

5.	Comment: Under Target Small Capitalization Value Portfolio’s Risk and Return Summary – Example Table, please update the distributor’s contractual waivers.

Response: The Registrant affirms that the distributor’s contractual waivers have been updated.

6.	Comment: Under Target Small Capitalization Value Portfolio’s Principal Risks of Investing in the Portfolio, please confirm that the disclosure discussing “Risk of Increase in Expenses” is a principal risk.

Response: The Registrant affirms that the disclosure discussing “Risk of Increase in Expenses” is a principal risk.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and, (c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 367-7659. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Director, Corporate Counsel